Exhibit 99.1

Crescent Point Announces Q1 2022 Results and Increases Quarterly Dividend

CALGARY, AB, May 12, 2022 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2022 and an increase to its quarterly dividend.

KEY HIGHLIGHTS

  Increasing quarterly dividend by over 40 percent to $0.065 per share, representing an annualized dividend of $0.26 per share.
  Repurchased approximately 13.5 million shares since December 2021 for total consideration of approximately $110 million.
  Generated approximately $290 million of excess cash flow in first quarter, supporting further debt reduction and return of capital.
  On-track to achieve near-term net debt target of $1.3 billion during third quarter 2022 at current commodity prices.
  Expect to generate significant excess cash flow of $1.2 to $1.4 billion in 2022 at US$80/bbl to US$100/bbl WTI.
  Achieved emissions intensity reduction target of 50 percent well ahead of 2025 timeframe, demonstrating strong ESG practices.

"As a result of our execution, improving financial position and focus on returning capital to shareholders, we are further increasing our dividend", said Craig Bryksa, President and CEO of Crescent Point. "We also remain active on our share repurchase plan given our compelling valuation and the investment opportunity it provides to enhance our per share metrics. Based on our revised dividend and planned share repurchases, we expect to return approximately 30 percent of our excess cash flow to shareholders during the first half of the year. As we move closer to attaining our near-term net debt target, we expect to release an updated return of capital framework and will be in a better position to further increase the level of excess cash flow currently returned to shareholders."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $534.0 million during first quarter 2022, or $0.92 per share diluted, driven by a strong operating netback of $62.33 per boe.
  For the quarter ended March 31, 2022, development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $204.3 million.
  Net debt as at March 31, 2022 equated to approximately $1.8 billion, reflecting approximately $230 million of net debt reduction in the quarter. The Company retains significant liquidity with an unutilized credit capacity of over $2.0 billion as at March 31, 2022.
  Crescent Point reported net income of approximately $1.2 billion for first quarter 2022, primarily driven by a $1.5 billion ($1.2 billion after-tax) reversal of non-cash impairment resulting from an increase in forward commodity prices and the independent engineers' price forecast. Adjusted net earnings from operations during first quarter was $240.9 million.

RETURN OF CAPITAL HIGHLIGHTS

  Given its continued execution and the recent strength in commodity prices, the Company now expects to attain its near-term net debt target of approximately $1.3 billion during third quarter 2022. Consistent with Crescent Point's focus on returning capital to shareholders, the Board of Directors ("Board") has approved and declared a second quarter 2022 dividend increase to $0.065 per share to be paid on July 4, 2022 to shareholders of record on June 15, 2022. This equates to an annualized dividend of $0.26 per share, representing an increase of over 40 percent from the prior level. The Company's dividend policy and payout ratio is based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in its capital allocation process and the potential for dividend growth over time.
  Since initiating its planned share repurchases in December 2021, Crescent Point has repurchased for cancellation approximately 13.5 million shares to-date for total consideration of approximately $110 million. This includes approximately 7.3 million shares repurchased during first quarter 2022 for total consideration of approximately $62 million. The Company is on track to execute the remainder of its previously announced share repurchase plan of up to $150 million by mid-2022. Crescent Point plans to revisit its budget for share repurchases for the second half of the year as part of an updated return of capital framework. The Company has approval to repurchase, for cancellation, up to 10 percent of its public float under its normal course issuer bid ("NCIB") which expires on March 8, 2023.

OPERATIONAL HIGHLIGHTS

  Average production for the quarter ended March 31, 2022 was 132,788 boe/d, comprised of over 80 percent oil and liquids.
  During first quarter 2022, Crescent Point commenced completion activities on its second fully operated multi-well pad in the Kaybob Duvernay, which it expects to bring on production in second quarter 2022. Initial production rates from the Company's first fully operated multi-well pad in the play, which were previously released, remain strong and continue to demonstrate the high impact nature of the asset. Crescent Point also expects to bring on production the final multi-well pad completed as part of its previously announced farm-in agreement with a Kaybob Duvernay operator in late second quarter. In aggregate, the Company expects to bring on production 18 gross (16 net) additional wells in the Kaybob Duvernay through the balance of the year.
  Crescent Point continues to demonstrate a strong track record of execution and knowledge transfer across its asset base. In the Kaybob Duvernay, the Company has reduced drilling days by over 30 percent since entering the play, averaging fewer than 15 days per well on its most recent pad. Crescent Point has also enhanced efficiencies in North Dakota by lowering drilling days by 15 percent since 2021. This represents less than 10 days of drilling, which is a new record for the Company in the play.
  Through its continued commitment to Environmental, Social and Governance ("ESG") practices, Crescent Point has surpassed its emissions intensity reduction target of 50 percent relative to the Company's 2017 baseline, reaching an emissions intensity of approximately 0.02 tCO2e/boe. This achievement is well ahead of its expected timeframe of 2025 and also includes a 70 percent reduction in absolute methane emissions. Crescent Point is currently working to establish new environmental targets and expects to provide more details along with its sustainability report in the early second half of 2022.

OUTLOOK

First quarter 2022 results demonstrated continued capital discipline, resulting in significant excess cash flow generation and the opportunity to create additional value for shareholders.

The Company now expects to generate $1.2 to $1.4 billion of excess cash flow in 2022, at US$80/bbl to US$100/bbl WTI for the remainder of the year, further benefiting in the current environment from its high netback production and significant tax pools.

Crescent Point's 2022 annual average production guidance of 133,000 to 137,000 boe/d, remains unchanged, despite a severe storm affecting electricity distribution in North Dakota during late April that has temporarily impacted the Company's operations. Based on progress to-date and expectations from the local power utility, Crescent Point expects to fully restore the remainder of its North Dakota production by the end of May. The Company estimates that up to 1,500 boe/d of annual average production will be impacted as a result of this unexpected downtime, or approximately one percent of its annual guidance. Crescent Point continues to expect higher production during the second half of the year based on the schedule of its development program.

In light of the current commodity price environment, the Company's development capital expenditures guidance now assumes a slightly higher cost inflation assumption of up to 15 percent. As a result, Crescent Point has narrowed its 2022 development capital expenditures guidance to $875 to $900 million, which is within its prior range of $825 to $900 million.

The Company continues to realize internal efficiencies from its ongoing drilling and completions optimization and other initiatives, which are expected to partially offset higher inflation costs. Crescent Point has also controlled a significant portion of its capital costs through its supply chain management, providing further cost predictability in current environment. The Company will continue to monitor its cost assumptions, net of any potential efficiencies, as the year progresses.

Crescent Point's balance sheet continues to re-rate at a rapid pace given its significant excess cash flow generation in the current commodity price environment. Based on the Company's revised dividend and planned share repurchases, approximately 30 percent of its excess cash flow is expected to be returned to shareholders during the first half of the year. As Crescent Point moves closer to attaining its near-term net debt target, it will be in a position to further increase the level of excess cash flow it currently returns to shareholders.

ANNUAL GENERAL MEETING

Crescent Point's 2022 Annual General Meeting ("AGM") will be held on May 19, 2022. As part of its ongoing Board renewal process, Crescent Point also recently announced that Mindy Wight, a new independent nominee director, will stand for election at the upcoming AGM. For more information, please visit Crescent Point's website or review the press release dated May 5, 2022.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Thursday, May 12, 2022 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed online at Crescent Point's conference calls and webcasts page. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2022 GUIDANCE

The Company's guidance for 2022 is as follows:

	Prior	Revised
Total Annual Average Production (boe/d) (1)	133,000 - 137,000	133,000 - 137,000

Capital Expenditures
Development capital expenditures ($ millions)	$825 - $900	$875 - $900
Capitalized G&A ($ millions)	$40	$40
Total ($ millions) (2)	$865 - $940	$915 - $940

Other Information for 2022 Guidance
Reclamation activities ($ millions) (3)	$20	$20
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$13.25 - $13.75	$13.75 - $14.25
Royalties	12.5% - 13.5%	13.5% - 14.0%
1) Total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas
2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic
3) Reflects Crescent Point's portion of its expected total budget

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2022, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2022	2021
Financial
Cash flow from operating activities	426.1	303.7
Adjusted funds flow from operations	534.0	262.7
Per share (2)	0.92	0.49
Net income	1,183.6	21.7
Per share (2)	2.03	0.04
Adjusted net earnings from operations	240.9	95.1
Per share (1) (2)	0.41	0.18
Dividends declared	(0.2)	1.3
Per share (2)	—	0.0025
Net debt	1,775.2	2,013.4
Net debt to adjusted funds flow from operations (1) (3)	1.0	2.4
Weighted average shares outstanding
Basic	576.9	530.4
Diluted	582.7	536.6
Operating
Average daily production
Crude oil and condensate (bbls/d)	92,971	95,276
NGLs (bbls/d)	17,039	13,319
Natural gas (mcf/d)	136,667	64,732
Total (boe/d)	132,788	119,384
Average selling prices (4)
Crude oil and condensate ($/bbl)	113.66	65.17
NGLs ($/bbl)	47.84	37.70
Natural gas ($/mcf)	5.55	4.50
Total ($/boe)	91.43	58.65
Netback ($/boe)
Oil and gas sales	91.43	58.65
Royalties	(12.25)	(7.98)
Operating expenses	(14.12)	(13.27)
Transportation expenses	(2.73)	(2.34)
Operating netback	62.33	35.06
Realized loss on commodity derivatives	(13.84)	(5.55)
Other (5)	(3.81)	(5.06)
Adjusted funds flow from operations netback (1)	44.68	24.45
Capital Expenditures
Capital acquisitions (6)	0.9	—
Capital dispositions (6)	(2.9)	(7.2)
Development capital expenditures
Drilling and development	188.2	105.6
Facilities and seismic	16.1	13.6
Total	204.3	119.2
Land expenditures	5.7	0.9
(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital acquisitions and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations"), "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "excess cash flow", "net debt", "net debt to adjusted funds flow" (equivalent to "net debt to adjusted funds flow from operations"), "total operating netback", "total netback", "operating netback", "netback", "adjusted funds flow from operations netback" and "adjusted working capital deficiency". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended March 31, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback, total netback and adjusted funds flow from operations netback:

	Three months ended March 31
($ millions)	2022	2021	% Change
Oil and gas sales	1,092.7	630.2	73
Royalties	(146.4)	(85.7)	71
Operating expenses	(168.7)	(142.6)	18
Transportation expenses	(32.6)	(25.1)	30
Total operating netback	745.0	376.8	98
Realized loss on commodity derivatives	(165.4)	(59.7)	177
Total netback	579.6	317.1	83
Other (1)	(45.6)	(54.4)	(16)
Total adjusted funds flow from operations netback	534.0	262.7	103
(1) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended March 31
($ millions)	2022	2021 (1)	% Change
Cash flow from operating activities	426.1	303.7	40
Changes in non-cash working capital	101.4	(47.2)	(315)
Transaction costs	0.1	0.1	—
Decommissioning expenditures (2)	6.4	6.1	5
Adjusted funds flow from operations	534.0	262.7	103
Capital expenditures	(226.8)	(134.4)	69
Payments on lease liability	(5.1)	(5.1)	—
Decommissioning expenditures	(6.4)	(6.1)	5
Other items (3)	(6.4)	12.8	(150)
Excess cash flow	289.3	129.9	123
(1) Comparative period revised to reflect current year presentation.
(2) Excludes amounts received from government subsidy programs.
(3) Other items include, but are not limited to, unrealized gains and losses on equity derivative contracts and transaction costs. Other items exclude net acquisitions and dispositions.

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. It is used as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments.

The following table reconciles adjusted working capital deficiency:

($ millions)	March 31, 2022	December 31, 2021	% Change
Accounts payable and accrued liabilities	536.3	450.7	19
Dividends payable	25.8	43.5	(41)
Long-term compensation liability (1)	61.2	42.6	44
Cash	(5.7)	(13.5)	(58)
Accounts receivable	(508.9)	(314.3)	62
Prepaids and deposits	(16.9)	(7.4)	128
Adjusted working capital deficiency	91.8	201.6	(54)
(1) Includes current portion of long-term compensation liability and is net of equity derivative contracts.

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2022	December 31, 2021	% Change
Long-term debt (1)	1,830.9	1,970.2	(7)
Adjusted working capital deficiency	91.8	201.6	(54)
Unrealized foreign exchange on translation of US dollar long-term debt	(147.5)	(166.8)	(12)
Net debt	1,775.2	2,005.0	(11)
(1) Includes current portion of long-term debt.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2022	2021	% Change
Net income	1,183.6	21.7	5,354
Amortization of E&E undeveloped land	6.6	13.8	(52)
Impairment reversal	(1,484.9)	—	100
Unrealized derivative losses	313.2	81.7	283
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(19.3)	(11.9)	62
Unrealized gain on long-term investments	—	(2.2)	(100)
Net (gain) loss on capital dispositions	(2.9)	17.3	(117)
Deferred tax adjustments	244.6	(25.3)	(1,067)
Adjusted net earnings from operations	240.9	95.1	153

Excess cash flow forecasted for 2022 is a forward-looking non-GAAP measure and is calculated consistently with the measure disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended March 31, 2022.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: achieving the near-term net debt target of $1.3 billion during third quarter 2022 at current commodity prices; generating significant 2022 excess cash flow of $1.2 billion to $1.4 billion in 2022 at US$80/bbl to US$100/bbl WTI, and related benefits; dividend expectations, policy and basis; payout ratio basis; compelling investment opportunity at current valuation; expectations to return approximately 30 percent of excess cash flow to shareholders in the first half of the year; plans to release an updated return of capital framework and further increase the level of excess cash flow returned to shareholders; share repurchase progress, budget and plans; 2022 average production guidance of 133,000 to 137,000 boe/d; second fully operated multi-well pad in the Kaybob Duvernay play brought on production in second quarter 2022; bringing on to production the final multi-well pad completed as part of the Company's previously announced farm-in agreement with a Kaybob Duvernay operator in late second quarter, 2022; plans to bring on production approximately 18 gross (16 net) additional wells in the Kaybob Duvernay through the balance of the year; new environmental targets announced in the early second half of 2022; significant tax pools; narrowed 2022 development capital expenditures guidance to $875 to $900 million, reflecting the impact of an increase in its cost inflation assumption of up to 15 percent; ongoing drilling and completions optimization and other initiatives partially offset inflationary pressures; proactive steps taken to insulate the capital program from cost pressures in 2022; continued monitoring of cost assumptions over 2022; balance sheet improvements permitting the Company to further increase the level of excess cash flow returned to shareholders; plan to release an updated return of capital framework; 2022 guidance including total annual average production, development capital expenditures (and proportion allocated to drilling and development and facilities and seismic), capitalized G&A, reclamation activities, capital lease payment, annual operating expenses, and royalties; timing to restore power in North Dakota; the expected impact weather in North Dakota will have on production; and expected relative production during the second half of the year.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2021. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2021 which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2021 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2021, and for the quarter ended March 31, 2022, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended March 31, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources","Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; uncertainty regarding the benefits and costs of the Acquisition; failure to complete the Acquisition; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; geopolitical conflict, including the Russian invasion of Ukraine; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three months ended March 31, 2022 and March 31, 2021 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended March 31
	2022	2021
Light & Medium Crude Oil (bbl/d)	15,365	20,699
Heavy Crude Oil (bbl/d)	4,034	4,118
Tight Oil (bbl/d)	55,837	70,459
Total Crude Oil (bbl/d)	75,236	95,276

NGLs (bbl/d)	34,774	13,319

Shale Gas (mcf/d)	126,622	53,198
Conventional Natural Gas (mcf/d)	10,045	11,534
Total Natural Gas (mcf/d)	136,667	64,732

Total (boe/d)	132,788	119,384

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefore.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

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%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 12-MAY-22